                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         FIRST UNITED BANCSHARES, INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                  33741E 10 4
                                 (CUSIP NUMBER)


Check the following box if a fee is being paid with the statement: [x] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


CUSIP NO:  33741E 10 4

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         First United Bancshares, Inc. # 71-0548646

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           [x]     (a)
                                                                    [ ]     (b)

3.       SEC USE ONLY _____________________________________________________

4.       CITIZENSHIP OR PLACE OF ORGANIZATION                       Arkansas

Number of Shares Beneficially owned by Each Reporting Person With:

         5.      SOLE VOTING POWER                                 108,891

         6.      SHARED VOTING POWER                                43,883

         7.      SOLE DISPOSITIVE POWER                            223,510

         8.      SHARED DISPOSITIVE POWER                           45,651

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                    269,161 (1)
         EACH REPORTING PERSON

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
         EXCLUDES CERTAIN SHARES                                       [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9           5.217641284%

12.      TYPE OF REPORTING PERSON                                      HC

         (1) The shares reported hereunder by reporting person are held in various trust accounts administered by First National Bank of El Dorado, First National Bank of Magnolia, First Stuttgart Bank and Trust Co. and City National Bank of Fort Smith, all wholly-owned subsidiaries of reporting person. As such reporting person is filing this Schedule 13G on behalf of the above-named subsidiaries pursuant to Regulation 240.13d-1(f)(1), and for the purposes of
Section 13(g) of the Securities Exchange Act, expressly disclaims beneficial ownership of any securities covered by this statement. In accordance with Regulation 240.13d-1(f)(1), see Exhibit 1 attached hereto which is an agreement reflecting that this statement is filed on behalf of the above-mentioned subsidiaries.

                                  SCHEDULE 13G



CUSIP NO:  33741E 10 4

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         First National Bank of El Dorado, (Trust Department) # 71-0051124

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      [x]     (a)
                                                               [ ]     (b)


3.       SEC USE ONLY _____________________________________________________

4.       CITIZENSHIP OR PLACE OF ORGANIZATION                  United States

Number of Shares Beneficially owned by Each Reporting Person With:

         5.      SOLE VOTING POWER                                76,404

         6.      SHARED VOTING POWER                                 -0-

         7.      SOLE DISPOSITIVE POWER                          191,023

         8.      SHARED DISPOSITIVE POWER                          1,768

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                  192,791  (1)
         EACH REPORTING PERSON

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
         EXCLUDES CERTAIN SHARES                                 [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9       3.7372215%

12.      TYPE OF REPORTING PERSON                                 BK


         (1) The shares reported hereunder by First National Bank of El Dorado are held in trust and voted by the bank as Trustee.

                                  SCHEDULE 13G



CUSIP NO:  33741E 10 4

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         First Stuttgart Bank and Trust Co. (Trust Department) # 71-0139200

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      [x]     (a)
                                                               [ ]     (b)


3.       SEC USE ONLY _____________________________________________________

4.       CITIZENSHIP OR PLACE OF ORGANIZATION                  Arkansas

Number of Shares Beneficially owned by Each Reporting Person With:

         5.      SOLE VOTING POWER                               20,979

         6.      SHARED VOTING POWER                             43,883

         7.      SOLE DISPOSITIVE POWER                          20,979

         8.      SHARED DISPOSITIVE POWER                        43,883

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                  64,862 (1)
         EACH REPORTING PERSON

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
         EXCLUDES CERTAIN SHARES                                  [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9      1.2573391%

12.      TYPE OF REPORTING PERSON                                  BK


         (1) The shares reported hereunder by First Stuttgart Bank and Trust Co. are held in trust and voted by the bank as Trustee.

                                  SCHEDULE 13G


CUSIP NO:  33741E 10 4

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         City National Bank of Fort Smith (Trust Department) # 71-0032865
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   [x]     (a)
                                                            [ ]     (b)


3.       SEC USE ONLY _____________________________________________________

4.       CITIZENSHIP OR PLACE OF ORGANIZATION              United States

Number of Shares Beneficially owned by Each Reporting Person With:

         5.      SOLE VOTING POWER                              1,200

         6.      SHARED VOTING POWER                              -0-

         7.      SOLE DISPOSITIVE POWER                         1,200

         8.      SHARED DISPOSITIVE POWER                         -0-

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                 1,200 (1)
         EACH REPORTING PERSON

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
         EXCLUDES CERTAIN SHARES                                  [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9        .0232618%

12.      TYPE OF REPORTING PERSON                                  BK


         (1) The shares reported hereunder by City National Bank of Fort Smith are held in trust and voted by the bank as Trustee.

                                  SCHEDULE 13G



CUSIP NO:  33741E 10 4

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         First National Bank of Magnolia (Trust Department) # 71-0112175

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          [x]     (a)
                                                                   [ ]     (b)


3.       SEC USE ONLY _____________________________________________________

4.       CITIZENSHIP OR PLACE OF ORGANIZATION                      United States

Number of Shares Beneficially owned by Each Reporting Person With:

         5.      SOLE VOTING POWER                               10,308  (1)

         6.      SHARED VOTING POWER                                -0-

         7.      SOLE DISPOSITIVE POWER                          10,308

         8.      SHARED DISPOSITIVE POWER                           -0-

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                  10,308
         EACH REPORTING PERSON

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
         EXCLUDES CERTAIN SHARES                                  [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9        .1998189%

12.      TYPE OF REPORTING PERSON                                  BK


         (1) The shares reported hereunder by First National Bank of Magnolia are held in trust and voted by the bank as Trustee.

Item 1(a)        Name of Issuer:  First United Bancshares, Inc.

Item 1(b)        Address of Issuer's Principal Executive Offices:

                                           Main and Washington Streets
                                           El Dorado, Arkansas 71730

Item 2(a)        Name of Persons Filing:

                                           First United Bancshares, Inc.
                                           First National Bank of El Dorado
                                           First National Bank of Magnolia
                                           City National Bank of Fort Smith
                                           First Stuttgart Bank and Trust Co.


Item 2(b)        Address of Principal Business Office or, if none, Residence:

First United Bancshares, Inc.     First National Bank of El Dorado  First National Bank of Magnolia
Main and Washington Streets       Main and Washington Streets       101 South Court Square
El Dorado, Arkansas 71730         El Dorado, Arkansas  71730        Magnolia, Arkansas  71753

City National Bank of Fort Smith           First Stuttgart Bank and Trust Co.
1222 Rogers Avenue                         412 S. Main
Fort Smith, Arkansas  72913                Stuttgart, Arkansas  72160


Item 2(c)        Citizenship:       (See Item 4 of each cover page hereto)

Item 2(d)        Title of Class of Securities:

                                    Common Stock

Item 2(e)        CUSIP Number:    33741E 10 4

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                 (a)      [ ]     Broker or Dealer registered under Section 15
                                  of the Act
                 (b)      [ ]     Bank as defined in section 3(a)(6) of the Act
                 (c)      [ ]     Insurance Company as defined in section
                                  3(a)(19) of the Act
                 (d)      [ ]     Investment Company registered under section
                                  8 of the Investment Company Act
                 (e)      [ ]     Investment Adviser registered under section
                                  203 of the Investment Advisers Act of 1940

                 (f)      [ ]     Employee Benefit Plan, Pension Fund which is
                                  subject to the provisions of the Employee
                                  Retirement Income Security Act of 1974 or
                                  Endowment Fund; See SECTION 240.13d-1(b) (1)
                                  (ii) (F)
                 (g)      [X]     Parent Holding Company, in accordance with
                                  SECTION 240.13d-1(b) (ii) (G)


If this Statement is filed pursuant to Rule 13d-1(b) (2), check this box:    [ ]

Item 4.          Ownership

         (a)     Amount Beneficially Owned:      (See Item 9 of each cover page
                                                 hereto)

         (b)     Percent of Class:               (See Item 11 of each cover
                                                 page hereto)

         (c)     Number of Shares as to which such person has:

                 (i)      sole power to vote or to direct the vote                            *

                 (ii)     shared power to vote or to direct the vote                          *

                 (iii)    sole power to dispose or to direct the disposition of               *

                 (iv)     shared power to dispose or direct the disposition of                *

         *       (See Items 5-8 of each cover page hereto.)

Item 5.          Ownership of Five Percent or Less of a Class

                                  Not Applicable

Item 6.          Ownership of More than Five Percent on Behalf of Another
                 Person

                                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                 The Schedule is being filed by First United Bancshares, Inc. on behalf of its wholly owned subsidiaries, First National Bank of El Dorado, First National Bank of Magnolia, City National Bank of Fort Smith and First Stuttgart Bank and Trust Co. all of which are either national or state banking associations and all of which hold the Issuer's common stock as trustee for various beneficiaries pursuant to granted trust authority.

Item 8.  Identification and Classification of Members of the Group

                See Item 2(a) above and each cover page hereto.

Item 9.  Notice of Dissolution of Group

                Not Applicable

Item 10. Certification

                Not Applicable

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                        February 14     , 1995
                                                   ---------------------


                                                   FIRST UNITED BANCSHARES, INC.



                                                   BY:    /S/ John E. Burns
                                                       -----------------------
                                                         John E. Burns
                                                         Vice President and
                                                         Chief Financial Officer

                                   EXHIBIT 1



                                   Agreement



         In accordance with 17 C.F.R. Section 240.13d-1(f)(1)(iii), we hereby agree and consent to the filing of the Schedule 13G by First United Bancshares, Inc. on each of our behalf regarding the beneficial ownership of the common stock of First United Bancshares, Inc., said stock held in trust pursuant to granted trust authority.


                                 FIRST NATIONAL BANK OF EL DORADO


                                 By:  /S/ Richard P. Clark, II
                                    ------------------------------------------

                                 Title:  Senior Vice President & Trust Manager
                                       ---------------------------------------


                                 FIRST NATIONAL BANK OF MAGNOLIA


                                 By:  /S/ Homer F. Greer, Jr.
                                    ------------------------------------------

                                 Title:  Senior Vice President & Trust Officer
                                       ---------------------------------------


                                 CITY NATIONAL BANK OF FORT SMITH


                                 By:  /S/ Jeryl Q. Looper
                                    ------------------------------------------

                                 Title:  Senior Vice President
                                       ---------------------------------------


                                 FIRST STUTTGART BANK AND TRUST CO.


                                 By:     /S/ Floyd D. Voumard
                                    ------------------------------------------

                                 Title:  Vice President
                                       ---------------------------------------

Dated:  February 14, 1995